4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PRESENT AT WINDHOVER’S CARDIOVASCULAR
ALLIANCES CONFERENCE

MC-1 Selected As One of The Top 10 Licensable
Cardiovascular Projects

WINNIPEG, Manitoba – (November 2, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced its President and CEO, Albert D. Friesen, PhD, will present at Windhover Information’s Cardiovascular Alliances Conference at 2:30 PM Central Time on November 16, 2006 at the Hyatt Regency in Chicago, Illinois. Dr. Friesen will discuss Medicure’s cardioprotective compound, MC-1, which was selected by Windhover as one of the “Top 10 Licensable Cardiovascular Projects” available for partnering. The selection was made by an independent committee assembled by Windhover Information, a leading provider of business information products and services to senior executives in the pharmaceutical, biotechnology, and medical device industries.

MC-1 was selected as one of the Top 10 cardiovascular licensing opportunities, among hundreds of candidates, using a strict set of judging criteria including the product’s; target and indications, market potential, competitive advantage, clinical results to date, and strength of intellectual property.

Prior to the Windhover Conference, the Company will be presenting results from the Phase II MEND-CABG study at the American Heart Association (AHA) Scientific Sessions conference in Chicago on November 12.

“With the upcoming data presentation at AHA, and the imminent initiation of our Phase III CABG study with MC-1, this conference provides us an excellent platform to update our pharmaceutical and biotechnology peers on the development of MC-1,” commented Dr. Friesen.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)

  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel.	888-435-2220
Fax	204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com